FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from October 18, 2004, announcing that (i) Registrant’s subsidiary, Spacenet Inc., has expanded its Connexstar channel partner program with the addition of Enterprise Satellite Solutions, LLC; and (ii) the Company is to release its third quarter earnings report on November 3, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: October 18, 2004

Gilat’s Spacenet subsidiary adds Allsup’s convenience store chain, thanks to efforts of new channel partner Enterprise Satellite Solutions

ESS signs Connexstar contract with Allsup’s to provide broadband satellite-based,video-surveillance system to more than 300 locations

Company to release third quarter earnings report on November 3, 2004

Petah Tikva, Israel, October 18, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has expanded its Connexstar channel partner program with the addition of Enterprise Satellite Solutions, LLC (ESS), an Arizona-based provider of commercial-grade networking services. ESS, which specializes in complete solutions for multi-location retail businesses, inaugurated its new relationship with Spacenet by announcing a three-year contract to provide a Connexstar broadband satellite network to the Allsup’s convenience store chain in New Mexico and West Texas.

Gilat also announced that it will release its third quarter 2004 results on November 3, 2004.

The 308-site Connexstar network that ESS is providing to Allsup’s will power a video surveillance system that will help deter theft by employees and customers, as well as attempted robberies and burglaries. Allsup’s will also use the satellite network for point-of-sale (POS) data applications such as fast credit card authorization and pay-at-the-pump services.

The Connexstar solution being marketed by ESS provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

“In-store theft and burglaries are problems the convenience store industry has been struggling with for many years. They can potentially cost companies millions of dollars a year,” said Allsup’s Chief Information Officer Jerry Harlow. “We expect this new satellite-based system will provide an excellent return on investment by providing real-time monitoring that can greatly improve our ability to deter in-store criminal activity. This technology has a significant advantage versus conventional video systems that depend upon terrestrial networking connections.”

ESS President David Horacek said, “Connexstar enables many of the nation’s leading retail enterprises to manage all of their computer-based systems with one network, from one nationwide service provider. With most terrestrial connectivity options, end users must maintain regional accounts with separate contracts and customer-service contacts. ESS’s complete Connexstar offering greatly simplifies that process.”

“ESS’s ability to bring the advantages of broadband satellite networking to Allsup’s so quickly after becoming a Connexstar channel partner demonstrates their knowledge of the technologies that help growing enterprises succeed,” said Spacenet President and CEO Bill Gerety. “This expertise, combined with their familiarity with the Southwest region, has positioned ESS to become one of Spacenet’s most valuable business affiliates.”

About Enterprise Satellite Solutions
Enterprise Satellite Solutions, LLC (ESS) partners with Spacenet to offer managed, commercial-grade service exclusively designed for multi-location business customers. ESS specializes in turnkey retail-oriented services, offering pre-bundled and fully customized satellite network services that can be tailored to meet small-to-mid sized business requirements. If needed, the fully customizable enterprise offering can accommodate larger, multi-site enterprises of 100 or more sites. Please visit ESS at www.essvsat.com for more information.

About Allsup’s
Allsup’s Convenience Stores headquartered in Clovis, New Mexico is a technology leader in the convenience store industry, having developed and implemented its POS system in all of its 300+ stores for nearly ten years. With the majority of its stores located in remote regions, VSAT broadband was selected because other broadband networking technologies were simply not available to its stores. With its addition of VSAT broadband networking and digital video surveillance, Allsup’s remains at the forefront of technology within the industry.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has nearly 20 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with about 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; fritz.stolzenbach@spacenet.com

ESS Media Contact:
David Horacek
(760) 481-9300; dhoracek@essvsat.com

Gilat Media Contact: Barry Spielman,
Director, Corporate Marketing
+972-3-9252201; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott, (703) 848-1515